PE 8-31-02

02057346

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of August, 20 02

Cumberland Resources Ltd.
(Translation of registrant's name into English)

906 – 595 Howe Street, Vancovuer, B.C., Canada, V6C 2T5
(Address of principal executive officers)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X Form 40-F_____

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes_____ No X

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Cumberland Resources Ltd.
(Registrant)

Date Sept. 9, 2002

By
Glen Dickson, President

CUMBERLAND RESOURCES LTD

#906 - 595 Howe Street
Vancouver, BC V6C 2T5
Phone: 604 608-2557
Fax: 604 608-2559
Website: www.goldmin.com
Email: cumberland@telus.net

Listed on the Toronto Stock Exchange:CBD

News Release 02-14
August 16th 2002

MEADOWBANK GOLD PROJECT: PHASE 2 PROGRAM YIELDS MORE HIGH GRADE

CUMBERLAND RESOURCES LTD. (CBD-TSE) (the "Company") reports that the $3.9 million Phase 2 program at the Company's 100% owned Meadowbank Gold Project, located 70 km north of Baker Lake, Nunavut, is returning excellent results. Phase 2 drilling programs, consisting of approximately 8000 m of diamond drilling commenced on July 8th. To date approximately 4300 m of drilling in 50 holes have been completed.

Vault Deposit Definition Drilling

Approximately 35 drill holes have been completed at the Vault deposit (inferred category resource of 7.47 million tonnes grading 3.90 g/t gold, MRDI 2001) since the start of the Phase 2 program. Most of these drill holes have been directed at defining the shallow, near surface component of the deposit in preparation for feasibility level open pit designs. Intersections from the first 15 drill holes (see map for locations) have been received:

Vault 2002 Pit Definition Drilling

HOLE	LOCATION		FROM (m)	TO (m)	INTERVAL (m)	GRADE (Au) g/T
VLT02-59	4350N	4950W	22.67	29.20	6.53	2.97
VLT02-60	4425N	4950W	27.88	37.05	9.17	2.63
VLT02-61	4460N	4850W	65.36	73.55	8.19	3.17
VLT02-62	4500N	4831W	67.95	79.10	11.15	3.45
VLT02-63	4500N	4732W	94.63	101.81	7.18	2.99
VLT02-64	4540N	4850W	**59.35**	**69.90**	**10.55**	**14.07**
	incl		59.35	60.35	1.0	104.10
VLT02-65	4540N	4800W	76.58	82.22	5.64	3.59
VLT02-66	4540N	4735W	94.53	101.02	6.49	4.74
VLT02-67	4575N	4870W	52.48	66.10	13.62	3.22
VLT02-68	4575N	4786W	80.0	90.9	10.9	4.35
VLT02-69	4460N	4950W	27.78	37.31	9.53	4.02
VLT02-70	4460N	4900W	49.78	54.28	4.50	4.09
VLT02-71	4500N	4968W	19.60	28.87	9.27	4.48
VLT02-72	4500N	4924W	42.13	48.00	5.87	2.39
VLT02-73	4540N	4950W	28.29	40.47	12.18	2.79

The Company is very pleased with the above results. The bulk, near surface nature of the Vault deposit is now well defined in the western portion of the deposit. **Hole VLT02-64 (14.07g/t over 10.55m)** is the best intersection returned in the deposit since discovery in 2000. The high-grade in this hole will support an expanded open pit in the southwest sector of the deposit. "We are very encouraged with the recent results from the campaign at the Vault deposit. On a grade basis, all holes are returning intersections well above the 2.0 g/t cutoff anticipated for open pit mining of the deposit. The wide intercepts we are obtaining support our initial volume predictions and the high-grade results from hole VLT02-64 will further improve the grades in this shallow portion of the deposit," remarked Kerry Curtis, Senior Vice President.

PDF Zone Yields High Grade Intersection

The PDF Zone, located approximately 10 km north of the Vault Deposit, was discovered in 1999 by surface prospecting. Surface grab samples, taken at the time, outlined a discontinuous, mineralized trend of approximately 250 m in length. In 2000 five-wide spaced, shallow drill holes tested the 250 m length of surface mineralization. All holes returned mineralization with the most encouraging drill hole (PDF00-05) returning **7.11 g/t gold over 2.55m at 20 m below surface**. In early July 2002 an additional five holes (drilled on 50 m spacings) tested the PDF zone. Results are as follows:

PDF ZONE 2002 Drilling

HOLE	LOCATION		FROM (m)	TO (m)	INTERVAL (m)	GRADE (Au) g/T
PDF02-07	1950E	4900N	NSV			
PDF02-08	1900E	4970N	8.50	9.10	0.60	5.85
PDF02-09	2000E	4975N	10.60	14.00	3.40	1.19
PDF02-10	2125E	4950N	NSV			
PDF02-11	2000E	4925N	30.14	30.8	0.66	14.80
		And	**33.76**	**37.86**	**4.10**	**18.99**
		Incl	33.76	34.34	0.58	80.00
		And	45.88	48.12	2.24	4.45

The Company is also encouraged by the above results from the PDF Zone. The high-grade intersection in hole PDF02-11 **(18.99 g/t gold over 4.1m)** is located approximately 50 m east of the intersection in hole PDF00-05 and is potentially open for expansion to the south. Additional drilling to follow-up these outstanding results and test for continuity of the mineralization in these holes is planned for the next several weeks.

Meadowbank is host to the third largest gold resource in Canada with five closely spaced, near surface, gold deposits including the Vault deposit. Independent resource estimates completed at the end of 2001 totaled:

Meadowbank Project Resources (MRDI Canada, 2001)

Measured and Indicated	(7,775,000 t grading 5.79 g/t)	1,447,300 oz. gold
Inferred	(10,937,000 t grading 4.44 g/t)	1,561,200 oz. gold
Total		3,008,000 oz. gold

Economic studies ("Preliminary Assessment") on the Meadowbank project, completed prior to this year's drill campaign by consulting engineers MRDI Canada, (see News Release NR02-02), using a production rate of 246,000 oz. per year generated estimated total cash costs of $US 168/oz. gold with approximately 85% of the production from open pit designs.

Cumberland is well financed with approximately $16 million in working capital and is positioning itself to become North America's next mid-tier level gold producer by advancing the Meadowbank Project to production.

Cumberland Resources holds interests in two of the largest undeveloped gold projects in Canada: Meadowbank (100%) and Meliadine West (22% carried).

For further information, please contact Mr. Glen Dickson, President, or Mr. Kerry Curtis, Senior Vice President.

CUMBERLAND RESOURCES LTD.

"Kerry M. Curtis, B.Sc., P.Geo."
Senior Vice President

R. Brian Alexander, P.Geol. is the Project Manager and designated Q.P. for the Meadowbank Project. Mr. Alexander has managed the project since 1997 and supervises drill hole planning, implementation and quality control/quality assurance programs. Drill core analysis is performed on split core with standard fire assay procedures and AA finish. QA/QC programs employ random insertion of four internal standards, field duplicates and blank samples. Gravimetric analysis is performed on any sample yielding greater than 1 g/t gold in fire assay. Primary assaying is performed by IPL Laboratories, of Vancouver. ASL Chemex Labs of Vancouver provides external reference assaying.

Cautionary Note: The preliminary assessment is preliminary in nature, includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves and there is no certainty that the preliminary assessment will be realized. The production forecast used in the Preliminary Assessment includes approximately 5.9 million tonnes of Inferred Mineral Resource, or 41% of the total forecast. In compliance with National Instrument 43-101, the Company has issued a Technical Report which is available at www.sedar.com for review.

All resource estimates reported in this disclosure are calculated in accordance with the Canadian National Instrument 43-101 and the Canadian Institute of Mining and Metallurgy Classification system. These standards differ significantly from the requirements of the United States Securities and Exchange Commission, and resource information reported in this disclosure may not be comparable to similar information reported by United States Companies. The terms ``Resource(s)" does not equate to ``reserves" and normally may not be included in documents filed with the Securities and Exchange Commission. ``Resources" are sometimes referred to as ``mineralization" or ``mineral deposits".

CUMBERLAND RESOURCES LTD

#906 – 595 Howe Street, Vancouver, BC V6C 2T5
Tel: 604/608-2557 Fax: 604/608-2559

LISTING:
CBD-TSE

MEADOWBANK GOLD PROJECT
VAULT DEPOSIT
Drill Hole Plan


5000 W
4500 W
4500 N
5000 N
Lake
Lake
Lake
Pond
N
Vault Preliminary
Open Pit Design (2001)
59
60
69
71
73
08
22
02
04
57
58
19
70
72
17
03
01
06
56
14
10
67
64
61
13
20
62
18
15
23
07
45
46
52
31
11
65
68
21
16
40
41
44
12
63
66
26
50
28
39
09
30
43
38
29
33
42
37
32
49
36
34
48
54
51
35
55
53
47
LEGEND
pre-Phase II 2002 Drilling
Phase II 2002
Definition Drilling
0
250
500 metres

CUMBERLAND RESOURCES LTD

QUARTERLY REPORT TO SHAREHOLDERS

SECOND QUARTER 2002

CUMBERLAND RESOURCES LTD

#906 - 595 Howe Street
Vancouver, BC V6C 2T5
Tel 604/608-2557
Fax 604/608-2559

SUMMARY OF ACTIVITIES

Letter to Shareholders

The Company has been extremely busy during the first half of 2002 conducting the exploration programs on the Meadowbank Gold Project. During the second quarter, we closed a $14.675 million financing, a combination of $10.4 million hard dollars and $4.275 million flow through. The additional funding together with the impressive results from the phase one program prompted expansion of the 2002 budget to aggressively advance the project. The budget for phase two was doubled to expand the drill program, accelerate the enviromental program and expand engineering studies.

The results from the first phase of the 2002 program were excellent. It was confirmed that the gold mineralization is continuous between Third Portage and North Portage deposits. High grade (up to 44.75 g/T over 6.5 m), near surface gold mineralization in this Connector zone will be incorporated into a mine plan that will evaluate a continuous open pit over a length of 1.85 km. It is anticipated that this will have a positive impact on the recoverable reserves and strip ratio for the project.

Infill and expansion drilling at the Vault deposit successfully increased the deposit at depth and to the south by 200 m. Drill intersections of 16.1 g/T over 4.9 m support an underground model for the deeper portions of the deposit. Further definition drilling on the Vault deposit is underway to enhance the confidence of the resource. Compilation of the results from the overburden sampling program conducted during the first phase of the program outlined high priority areas. Several of these areas will be drill tested during phase two.

The Meadowbank Project is host to the third largest gold resource in Canada with five closely spaced, near surface, gold deposits. Independent resource estimates completed at the end of 2001 totaled;

Meadowbank Project Resources (MRDI Canada, 2001)

Measured and Indicated	(7,775,000 T grading 5.79 g/T)	1,447,300 oz gold
Inferred	(10,937,000 T grading 4.44 g/T)	1,561,200 oz gold
Total Resources		3,008,000 oz gold

WMC International Ltd., 56% owner and operator of the Meliadine West Project (22% Cumberland) has placed the project on care and maintenance pending the outcome of WMC's divestiture of its interest in the property. The Project hosts total gold resources of 4.2 million oz in six closely spaced deposits. The Company has a pre-emptive first right over the sale of WMC's interest.

Cumberland is positioning itself to become North America's next mid-tier gold producer. Economic studies on the Meadowbank Project, completed prior to this year's drill program by consulting engineers MRDI Canada, using a production rate of 246,000 oz. per year generated estimated total cash costs of $US 168/oz. gold with approximately 85% of the production from open pit designs. Cumberland is well financed to initiate a feasibility study on the Meadowbank Project.

Cumberland Resources Ltd.
Management Discussion

The accompanying reports are the unaudited financial statements for Cumberland Resources Ltd. (CBD-TSE), for the period ending June 30, 2002.

The Company is a mineral exploration company. Its major properties are Meadowbank and Meliadine, which are advanced gold projects situated in Nunavut Territory, Canada.

In accordance with Accounting Guideline 11 (AcG 11), issued by the Canadian Institute of Chartered Accountants, the Company in 2001 changed its policy for accounting for mineral claims and options and deferred exploration costs. (See notes to the financial statements.) Under AcG 11 it must be probable that exploration and development expenditures will be recovered from future operations in order to be capitalized. This change in accounting policy has been adopted retroactively resulting in the Company's deferred exploration costs at January 1, 2001 being written down to a zero value.

For the six months ended June 30, 2002 the Company's administrative expenses were $512,834 as compared to $437,330 in the same period of the prior year. The major reasons for the increase were increased expenditures in the area of investor and public relations, and an overall increase in administration expenditures as the Company undertook a significant exploration program on its Meadowbank property.

Interest income at $120,424 was down from 2001 as a result of lower average cash balances available for investment. The Company completed a substantial private placement in June 2002, so interest revenue will increase in the next quarter. The Company's equity share of the loss in Berland Resources Ltd was $9,616 as compared to $76,138 in 2001. In May 2002, Berland consolidated its stock, changed its name to Lithic Resources Ltd, completed a financing, and changed its management. As a result the Company is no longer the major shareholder of Lithic and it no longer equity accounts for its investment. The Company accounts for its investment in EuroZinc Mining Corporation under the cost method. Subsequent to the period end there was a significant decline in the market value of EuroZinc. Management decided to write down the carrying value of its investment at June 30 to reflect this subsequent decline.

Under AcG 11 the Company now treats option payments as revenue, and $500,000 was received on January 1, 2002 from WMC on the Meliadine property. The Company's net expenditures on properties for the six months were $3,431,334, almost all of this was spent at Meadowbank. Exploration expenditures to date at Meadowbank total $18,455,382. In addition WMC spent $654,196 on Meliadine West by way of the non-recourse loan. At June 30, 2002 the non recourse loan was $11,986,875, this is repayable only from production cash flow at Meliadine West.

Overall, the Company had net loss for the period of $3,594,794 as compared to a net loss of $863,225 in the same period in 2001. The major reason for this was increased expenditures at Meadowbank which under AcG 11 are now charged to income.

In the 2000 year a provision of $100,000 was made for future site reclamation costs. Significantly higher reclamation deposits in the form of irrevocable letters of credit will be required as licensing and permitting of the mining plan at Meadowbank proceed.

In the second quarter the Company raised $101,375 through the exercise of 127,500 options, $175,715 through the exercise of 172,900 warrants, $4,275,000 through the issue of 1,500,000 flow through shares and $10,400,000 through the issue of 4,000,000 units. Share issue costs were

$1,000,772. At June 30, 2002 the Company had 35,854,769 shares issued and outstanding and 42,035,869 on a fully diluted basis.

At June 30, 2002 the Company had approximately $13.3 million in unrestricted working capital and $4.0 million in restricted cash as a result of the flow through financings.

FINANCIAL STATEMENTS

CUMBERLAND RESOURCES LTD.

(unaudited)

June 30, 2002

Cumberland Resources Ltd.
Balance Sheets
(unaudited)

(expressed in Canadian funds)

	June 30 2002 $	December 31 2001 $
ASSETS		
Current		
Cash and short term investments	**13,294,150**	3,531,729
Restricted cash	**4,011,616**	2,376,194
Accounts receivable	**268,580**	85,019
Prepaids	**37,220**	52,718
Total current assets	**17,611,566**	6,045,660
Investments	**280,001**	551,051
Mineral claims and options	**8,246,083**	8,246,083
Capital assets, net	**566,386**	331,718
	26,704,036	15,174,512
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current		
Accounts payable and accrued liabilities	**1,204,979**	215,567
Total current liabilities	**1,204,979**	215,567
Long term portion lease agreements	**183,588**	-
Future site restoration costs	**100,000**	100,000
Shareholders' equity		
Share capital	**59,437,755**	44,485,665
Deficit	**(34,222,286)**	(29,626,720)
Total shareholders' equity	**25,215,469**	14,858,945
	26,704,036	15,174,512

Cumberland Resources Ltd.

Statements of Income and Deficit

(unaudited)

(expressed in Canadian funds)

	Three months ended June 30 2002 $	Three months ended June 30 2001 $	Six months ended June 30 2002 $	Six months ended June 30 2001 $
REVENUE				
Interest and other revenue	**63,898**	61,086	**120,424**	133,094
Share of (loss) of equity accounted investee	**(3,524)**	(32,790)	**(9,616)**	(76,138)
	60,374	28,296	**110,808**	56,956
MINERAL CLAIMS, OPTIONS AND EXPLORATION COSTS				
Option payments received	--	--	**(500,000)**	(500,000)
Exploration costs	**2,610,895**	676,922	**3,431,334**	982,851
	2,610,895	676,922	**2,931,334**	482,851
ADMINISTRATIVE EXPENSES				
Amortization	**4,924**	5,109	**9,543**	10,218
Communication	**3,104**	963	**5,605**	2,443
Insurance	**14,219**	9,632	**26,431**	19,264
Legal, audit and accounting	**41,335**	27,825	**65,079**	52,175
Other fees and taxes	**35,212**	39,086	**46,872**	49,988
Office and miscellaneous	**51,708**	30,030	**93,098**	61,316
Investor and public relations	**88,589**	67,399	**135,867**	92,901
Employee compensation	**62,257**	80,947	**130,339**	149,025
	301,348	260,991	**512,834**	437,330
Loss for the period before other item	**2,851,869**	909,617	**3,333,360**	863,225
OTHER ITEM				
Write down of investment	**261,434**	--	**261,434**	--
Loss for the period	**3,113,303**	907,617	**3,594,794**	863,225
Deficit, beginning of period	**30,116,214**	27,472,505	**29,626,720**	11,142,954
Share issue costs	**992,769**	--	**1,000,772**	--
Cumulative effect of change in accounting policy	--	--	--	16,375,943
Deficit, end of period	**34,222,286**	28,382,122	**34,222,286**	28,382,122
Loss per share	**$0.10**	$0.03	**$0.12**	$0.03

Cumberland Resources Ltd.

Statements of Cash Flows

(unaudited)

(expressed in Canadian funds)

June 30	Three months ended June 30		Six months ended	
	2002	2001	2002	2001
	$	$	$	$
OPERATING ACTIVITIES				
Loss for the period	**(3,113,303)**	(909,617)	**(3,594,794)**	(863,225)
Add charges to operations not involving a current payment of cash				
Exploration costs	**59,660**	12,681	**72,098**	25,364
Amortization	**4,924**	5,109	**9,543**	10,218
Share of loss of equity accounted investee	**3,524**	32,790	**9,616**	76,138
Write down of investment	**261,434**	--	**261,434**	--
Net changes in non-cash working capital	**632,969**	316,605	**821,349**	(130,823)
Cash used in operating activities	**(2,150,792)**	(542,432)	**(2,420,754)**	(882,328)
FINANCING ACTIVITIES				
Issue of share capital	**14,946,090**	--	**14,952,090**	--
Share issue costs	**(992,769)**	--	**(1,000,772)**	--
Restricted cash	**(2,409,399)**	241,920	**(1,635,422)**	906,412
Long term portion lease agreements	**(10,081)**	--	**183,588**	--
Cash provided by financing activities	**11,533,841**	241,920	**12,499,484**	906,412
INVESTING ACTIVITIES				
Purchase of capital assets	**(25,961)**	--	**(316,309)**	(27,008)
Cash used in investing activities	**(25,961)**	--	**(316,309)**	(27,008)
Increase (decrease) in unrestricted cash during period	**9,357,088**	(300,512)	**9,762,421**	(2,924)
Unrestricted cash and short-term investments, beginning of period	**3,937,062**	4,251,582	**3,531,729**	3,953,994
Unrestricted cash and short-term investments, end of period	**13,294,150**	3,951,070	**13,294,150**	3,951,070

Cumberland Resources Ltd.
Notes To Financial Statements
June 30, 2002
(unaudited)

1. NATURE OF OPERATIONS

The Company is engaged in the business of acquiring, exploring and developing mineral properties in Canada, with an emphasis on gold, and is in the process of exploring properties located in the Nunavut Territory in Northern Canada. The Company has not yet determined whether its properties contain ore reserves that are economically recoverable. The recoverability of amounts shown for mineral claims and options are dependent upon the discovery of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete the exploration and development of its properties, and upon future profitable production or proceeds from the disposition of the properties. The Company will periodically have to raise additional funds to continue operations and while it has been successful in doing so in the past, there can be no assurance it will be able to do so in the future. It is reasonably possible that sufficient economically recoverable reserves may not be discovered and accordingly a material portion of the carrying value of mineral claims and options may not be recovered. The Company is considered to be a development stage enterprise as it has yet to generate significant revenue from operations.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles. These principles differ in certain material respects from those that the Company would have followed had the financial statements been prepared in accordance with United States generally accepted accounting principles.

Principles of consolidation

The financial statements include the accounts of the Company and its interest in Berland Resources Ltd., which up until May 22, 2002 was accounted for under the equity method. In May 2002 Berland underwent a reorganization and changed its name to Lithic Resources Ltd. The Company is not the major shareholder of Lithic so it now accounts for its investment under the cost method. The financial statements also include the Company's ownership of Eurozinc Mining Corporation which is accounted for under the cost method.

Mineral claims, options and deferred exploration and development costs

During the year ended December 31, 2001, the Company adopted the requirements of Accounting Guideline 11, Enterprises in the Development Stage. Pursuant to the adoption of this guideline, commencing in 2001 the Company has charged exploration costs against earnings as incurred. Costs are only deferred when it is probable that they will be recoverable from the future operations of the mineral property.

In prior years the Company accounted for its mineral properties whereby all direct costs, net of pre-production revenue, relative to the acquisition of, exploration for and development of these properties were capitalized.

The Company reviews the carrying values of its mineral properties on a regular basis by reference to the project economics including any independent feasibility studies on a property, the timing of the exploration and/or development work, the work programs and the exploration results experienced by the Company and others. The review of the carrying value of any producing property will be made by reference to the estimated future operating results and net cash flows. When the carrying value of a property or equipment exceeds its estimated net recoverable amount, provision is made for the decline in value.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions which affect the reported amounts of assets and liabilities at the date of the financial statements and revenues and expenses for the period reported. By their nature, these estimates are subject to measurement uncertainty and the effect on the financial statements of changes in such estimates in future periods could be significant. Actual results may differ from these estimates.

Flow-through shares

The Company has issued flow-through shares to finance some of its exploration activities. Such shares were issued for cash in exchange for the Company giving up the tax benefits arising from the exploration expenditures. The amount of these tax benefits is renounced to investors in accordance with Canadian tax legislation. The Company records such share issuances by crediting share capital for the full value of cash consideration received.

Capital assets

Capital assets are recorded at cost. Amortization is provided on a straight line basis over the following terms:

Exploration equipment	3 to 10 years
Computer equipment	3 years
Office equipment	3 years

Income taxes

Income taxes are provided for in accordance with the liability method. Under the liability method of accounting for income taxes, future tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities and are measured using the substantively enacted tax rates and laws that will be in effect when the differences are expected to reverse.

Cash and cash equivalents

Cash includes cash equivalents which are short term highly liquid investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.

Stock-based compensation plan

No compensation expense is recognized for this plan when stock or stock options are issued to employees or directors. Any consideration paid by employees on exercise of stock options or purchase of stock is credited to share capital.

Loss per share

The number of common shares outstanding during each year for purposes of the loss per share calculation is calculated on the weighted monthly average of outstanding common shares.